Filed Pursuant to Rule 424(b)(3)

1933 Act File No. 333-235429

Supplement dated May 5, 2022 to

Prospectuses dated May 2, 2022 for

Protective Market Defender Annuity and Protective Market Defender II Annuity Contracts

Issued by

Protective Life Insurance Company

This Supplement amends certain information contained in your Contract Prospectus. Please read this Supplement carefully and keep it with your Prospectus for future reference.

Changes to Directors and Executive Officers

On June 10, 2022, the following changes will become effective with respect to the executive officers and directors of Protective Life Insurance Company (the “Company”):

•	Michael G. Temple, who currently serves as the Vice Chairman, Chief Operating Officer and Director of the Company will retire and resign from his officer and directorship positions.
•	Steven G. Walker, who currently serves as Executive Vice President and Chief Financial Officer of the Company, will become the Vice Chairman, Finance and Risk, of the Company. Mr. Walker will continue to serve as a Director of the Company.
•	Paul R. Wells will become Executive Vice President and Chief Financial Officer of the Company. Mr. Wells has been a Senior Vice President of the Company since June 2014 and Chief Accounting Officer of the Company since March 2017. From March 2017 to April 2020, Mr. Wells served as Controller of the Company. From July 2007 to June 2014, Mr. Wells served as a Vice President of the Company. From July 2007 to March 2017, Mr. Wells served as Chief Financial Officer, LAD, for the Company.
•	Wade Harrison, who currently serves as Senior Vice President and President, Protection Division, of the Company, will become Executive Vice President and Chief Retail Officer of the Company.
•	Cissy Williams will become Executive Vice President and Chief Operations Officer of the Company. Ms. Williams has been a Senior Vice President of the Company since November 2015. Ms. Williams has served as Chief Customer Officer of the Company since June 2019, and prior to that she served as Senior Vice President, Customer Experience, of the Company from November 2015 to June 2019.

In addition, Lance P. Black, formerly the Senior Vice President, Acquisitions and Corporate Development of the Company became Executive Vice President, Acquisitions and Corporate Development of the Company, and Phil Passafiume, formerly Senior Vice President and Chief Investment Officer of the Company became Executive Vice President and Chief Investment Officer of the Company in March 2022.

The following table reflects our directors and executive officers after giving effect to the changes described above. As of the date of this Supplement, the Company’s sole shareholder, Protective Life Corporation, has not taken action to elect a new director to fill the vacancy created by Mr. Temple’s retirement on June 10, 2022.

Name	Age (as of 6/10/2022)	Title
Richard J. Bielen	61	President, Chief Executive Officer, Director and Chairman of the Board
D. Scott Adams	58	Executive Vice President, Corporate Responsibility, Strategy, and Innovation Officer
Mark L. Drew	60	Executive Vice President, Chief Legal Officer
Wendy Evesque	53	Executive Vice President and Chief Human Resources Officer
Wade Harrison	50	Executive Vice President and Chief Retail Officer
Lance P. Black	51	Executive Vice President, Acquisitions and Corporate Development
Scott Karchunas	55	Senior Vice President and President, Asset Protection Division
Philip Passafiume	54	Executive Vice President and Chief Investment Officer
Aaron Seurkamp	42	Senior Vice President and President, Retirement Division
Steven G. Walker	62	Vice Chairman, Finance and Risk, and Director
Paul R. Wells	48	Executive Vice President and Chief Financial Officer
Cissy Williams	61	Executive Vice President and Chief Operations Officer

For information about your Contract, you may contact us by writing Protective Life at P.O. Box 10648 Birmingham, AL 35202-0648 or calling toll free at 1-800-456-6330.